UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549             SEC File Number

                                                                     0-11412
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                           NOTIFICATION OF LATE FILING              CUSIP Number

                                                                    032332 30 6
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(Check One): [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                  For Period Ended: March 31, 1996
                  [ ] Transition Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  Form the Transition Period Ended:____________________________

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       Read Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

AMTECH SYSTEMS, INC.
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Full Name of Registrant

   N/A
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Former Name if Applicable

131 SOUTH CLARK DRIVE
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Address of Principal Executive Office (Street and Number)

TEMPE, ARIZONA  85281
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable  effort or expense;
  [X]    (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The delay in filing the Form 10-Q is due to the devotion of resources to the development and management of foreign operations, as well as the consolidation of foreign operations demonimated in multiple currencies. The Company expects to file its Form 10-Q for the quarter ended March 31, 1996 on or before May 24, 1996.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             ROBERT T. HASS                          (602)         967-5146
         -----------------------------            -----------  -----------------
                (Name)                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                              [X]  Yes   [ ] No

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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X]  Yes   [ ] No

         For the quarter ended March 31, 1996 the Company incurred a net loss of $145,000, compared to net income of $148,000 earned in the second quarter of fiscal 1995. The decline in net income and the $900,000 decline in sales is due to delays in completing one large systems order and long lead-times from quartz vendors. Management believes the results for the third quarter will be significantly improved as compared to this quarter and will compare favorably to the third quarter of fiscal 1995.

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              AMTECH SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      AMTECH SYSTEMS, INC.


Date:    May 14, 1996                                 By /s/Robert T. Hass
                                                         -----------------------
                                                          Robert T. Hass
                                                          Vice President-Finance

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